Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81

International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

As representatives of the several underwriters

March 30, 2021

VIA EDGAR

Ms. Erin Jaskot

Ms. Cara Wirth

Ms. Linda Cvrkel

Mr. Robert Shapiro

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Smart Share Global Limited (CIK No. 0001834253)

Registration Statement on Form F-1 (File No. 333- 254228)

Registration Statement on Form 8-A (File No. 001-40298)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join Smart Share Global Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on March 31, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus dated March 29, 2021, to prospective underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statements.

We, the undersigned, advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages to Follow]

Very truly yours,

Goldman Sachs (Asia) L.L.C.

(Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Raghav Maliah
	Name:	Raghav Maliah
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Xinyu Liu
	Name:	Xinyu Liu
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

China Renaissance Securities (Hong Kong) Limited

By:	/s/ Ike Song
	Name:	Ike Song
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]